

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

May 17, 2010

Via Facsimile at (212) 309-1100 and U.S. Mail

Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

> **Re:** **Validus Holdings, Ltd.**
> **Schedule TO-I**
> **File No. 5-83027**
> **Filed May 10, 2010**

Dear Mr. Arcano:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Offer to Exchange, unless otherwise indicated.

The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Important, page 3 and Miscellaneous, page 34

1.   We note your disclosure, in the notes on page three of your document and in the Miscellaneous section at the end of the document, that the Offer "will not be made to (nor will tenders be accepted from or on behalf of)" holders residing in a jurisdiction where you cannot comply with that jurisdiction's applicable law. Please confirm in your response letter that you are referring only to excluding target security holders in

a U.S. state pursuant to Rule 13e-4(f)(9)(ii). Otherwise, note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Accordingly, please explain the reasons for any exclusion of participants residing outside of the U.S. or advise as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) with respect to such non U.S. holders.

2.   Tell us why you believe that the disclosure in the capitalized paragraph at the bottom of page three, that delivery of the offer to purchase does not imply that the information in the offer to purchase is correct at any time other than the date of the document, and your statement at the bottom of page x that "Except as required by law, Validus undertakes no obligation to update publicly or revise any forward looking statement…" is consistent with your obligation, pursuant to Rules 13e-4(d)(2) and 13e-4(e)(3), to promptly disclose and disseminate any material changes that arise with respect to the information disclosed in connection with the offer. The disclosure should exclusively reflect the fact that you are legally required to update the information, and to update the disclosure if there is a material change.

Summary Term Sheet, page I

3.   We note your disclosure that it may take up to five business days to calculate the final proration factor for the transaction and pay for the tendered shares. Please explain how this comports with the prompt payment provisions of Rule 13e-4(f)(5) and Rule 14e-1(c).

Conditions of the Offer, page 15

4.   Your conditions must have sufficient specificity to permit objective verification by shareholders that the conditions have been satisfied. In the third bullet point under "there shall have occurred any of the following:" revise to state specifically what kinds of events affecting the credit markets would cause you to terminate the transaction. That is, are you referring to only those events that would negatively affect the credit markets? If so, please specify.

5.   We note your disclosure that the conditions "may be asserted by us…. at any time or from time to time in our discretion." All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.   See Section 14(e) of the Exchange Act of 1934.

6.   We noticed that Validus has indicated that its determinations regarding the fulfillment or non-fulfillment of the offer conditions "will be final and binding on all parties." Revise to indicate that security holders may challenge Validus's determinations in a court of competent jurisdiction.

Certain Information Concerning the Company, page 18

7.   The federal securities laws do not permit the issuer to incorporate any additional documents by reference that are filed with the SEC between the date the offer is filed and the scheduled or actual offer expiration date. Please revise to indicate, if true, that the issuer will amend the Schedule TO-I to include such documents to the extent required.

8.   We note the disclosure provided in response to Item 10 of Schedule TO indicates that Validus does not believe that the disclosure required by Item 1010 of Regulation M-A is required. Please explain to us whether Validus has incorporated information by reference in response to a specific item requirement in Schedule TO.

Extension of the Offer; Termination; Amendment, page 32

9.   We noticed that Validus has "expressly reserved the right, subject to applicable law, to terminate the offer…" Please revise to make clear that Validus may only terminate the offer pursuant to the conditions specified in section 7 of the Offer to Purchase as opposed to its sole discretion.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
May 17, 2010
Page 4

   In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   You may contact me at (202) 551-3267 if you have any questions regarding our comments.

        Sincerely,

        Julia E. Griffith
        Special Counsel
        Office of Mergers
        and Acquisitions